Mail Stop 4561

June 9, 2009

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

> **Re:** **HealthStream, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 27, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on May 12, 2009**
> **File No. 000-27701**

Dear Mr. Frist:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. We note from your disclosures on page 13 that you continue to make changes in the pricing of your products and service offerings to increase revenues and to meet the needs of your customers. Tell us your consideration of disclosing the

impact these changes in prices have on your revenues and operating results. We refer to Item 303(a)(3)(iii) of Regulation S-K.

2. Your disclosures indicate the gross profit margins discussed in your MD&A are shown exclusive of any related depreciation and amortization expense. While we believe that your presentation of cost of revenues on the face of the consolidated statements of operations, that excludes a subtotal for gross margins, is consistent with the guidance in SAB Topic 11B, the discussion and analysis of gross margins within your MD&A that excludes depreciation and amortization is not appropriate. That is, when gross margin amounts are presented, they should include all cost of revenues. Your current presentation is acceptable only in instances where gross margins are not disclosed. For each year presented tell us the amount of depreciation and amortization that should be allocated to cost of revenues and included in the determination of the gross margin.

Form 10-Q for the Quarterly Period ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

3. You disclose that increases in revenue resulted from continued growth in your HLC subscriber base and from additional courseware sales to your customers. Tell us your consideration of disclosing either the total number of subscriber or the number of new subscribers as of each reporting period and the amount of additional courseware sales during the period. We refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 12

4. You disclose that the increase in DSO was due to payment delays from customers. Explain why these customers have decided to delay payments and indicate the impact on DSO. Also, please indicate how you evaluated whether this delay impacts the recognition of revenues from these customers.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief